SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Universal Technical Institute, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

913915104
(CUSIP Number)

September 14, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1(b)

        ☒ Rule 13d-1(c)

        ☐ Rule 13d-1(d)
_____________________________
    *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 913915104    13G    Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Hamilton Lane Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 2,172,492 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 2,172,492 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,172,492
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%[1]
12	TYPE OF REPORTING PERSON (see instructions) IA

1 This percentage is based on 32,685,211 shares of Common Stock outstanding as of January 4, 2021 as set forth in the issuer’s final proxy statement on Schedule 14A filed January 20, 2021.

CUSIP NO. 913915104    13G Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Regents of the University of Michigan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 2,172,492 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 2,172,492 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,172,492
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%[2]
12	TYPE OF REPORTING PERSON (see instructions) CO

2 This percentage is based on 32,685,211 shares of Common Stock outstanding as of January 4, 2021 as set forth in the issuer’s final proxy statement on Schedule 14A filed January 20, 2021.

CUSIP NO. 913915104    13G Page 4 of 9 Pages

Item 1.

    (a)    Name of Issuer.

            Universal Technical Institute, Inc.

    (b)    Address of Issuer’s Principal Executive Offices.

            4225 East Windrose Drive, Suite 200
            Phoenix, Arizona 85032

Item 2.

    (a)    Name of Person Filing.

            (i)     Hamilton Lane Advisors, L.L.C. (“HLA”)
            (ii)     Regents of the University of Michigan (“UM”)

    (b)    Address of Principal Business Office or, if none, Residence.

            (i)     One Presidential Blvd., 4th Floor
                 Bala Cynwyd, PA 19004
            (ii)    101 N. Main St., Suite 600
                 Ann Arbor, MI 48104

    (c)    Citizenship.

            (i)    Pennsylvania
            (ii)    Michigan

    (d)    Title of Class of Securities.

            Common Stock, par value $0.0001 per share

    (e)    CUSIP Number.

            913915104

CUSIP NO. 913915104    13G Page 5 of 9 Pages

Item 3.        If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

    If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:______________

Item 4.        Ownership.

HLA, an investment adviser registered under the Investment Advisers Act of 1940, shares beneficial ownership of 2,172,492 shares of Common Stock of Universal Technical Institute, Inc. (the “Issuer”), in its capacity as investment adviser, with its client, UM. Pursuant to the investment advisory agreement entered into by HLA and UM, investment discretion and voting power over the shares held by UM has been delegated to HLA. The 2,172,492 shares of Common Stock reported hereby consists of Common Stock issuable upon conversion of the Issuer’s Series A Convertible Preferred Stock, par value $0.0001 per share.

    (a)    Amount Beneficially Owned.

        2,172,492

    (b)    Percent of Class.

        6.2%

CUSIP NO. 913915104    13G Page 6 of 9 Pages

    (c)    Number of shares as to which such person has:

            (i)    sole power to vote or to direct the vote:

                HLA: 0
                UM: 0

            (ii)    shared power to vote or to direct the vote:

                HLA: 2,172,492
                UM: 2,172,492

            (iii)    sole power to dispose or to direct the disposition of:

                HLA: 0
                UM: 0

            (iv)    shared power to dispose or to direct the disposition of:

                HLA: 2,172,492
                UM: 2,172,492

Item 5.        Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

HLA, in its capacity as investment adviser to UM, may be deemed to be the beneficial owner of the Shares owned by UM.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.        Identification and Classification of Members of the Group.

Not applicable.

Item 9.        Notice of Dissolution of Group.

Not applicable.

Item 10.    Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a

CUSIP NO. 913915104    13G Page 7 of 9 Pages

participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 913915104    13G Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

Hamilton Lane Advisors, L.L.C.

By:	/s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Secretary and General Counsel

Regents of the University of Michigan

By:	/s/ L. Erik Lundberg
Name: L. Erik Lundberg
Title: Chief Investment Officer

CUSIP NO. 913915104    13G Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

    This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings.

February 16, 2021

Hamilton Lane Advisors, L.L.C.

By:	/s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Secretary and General Counsel

Regents of the University of Michigan

By:	/s/ L. Erik Lundberg
Name: L. Erik Lundberg
Title: Chief Investment Officer